August 26, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Regius Thoroughbreds, Inc.

Registration Statement on Form S-1

Registration Number: 333-174697

Ladies and Gentlemen:

Regius Thoroughbreds, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration Number 333-174697) (the “Registration Statement”) filed on August 24, 2011 be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The filed Registration Statement has not become effective. No securities have been sold under the Registration Statement.

If you have questions regarding this matter, please contact the undersigned at (949) 275-6132.

Respectfully,

Regius Thoroughbreds, Inc

/s/ Joseph Mezey
By: Joseph Mezey
Its: President